                                                              EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Nine Months
         Ended
     September 30,                    Year Ended December 31,
    --------------        --------------------------------------------
    2000      1999        1999       1998      1997     1996      1995
    ----      ----        ----       ----      ----     ----      ----
    7.6X      7.8X        6.9X       6.8X      7.3X     8.1X<F1>  6.6X<F2>

For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

<F1> The ratio for 1996 includes the gain from the sale of the St. Louis
Cardinals Major League Baseball club, which increased income before income taxes by $54.7 million for the year. Excluding this one-time gain, the ratio would have been 7.9X.

<F2> The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of beer wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6X.